

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

December 14, 2006

By Facsimile and U.S. Mail

Sandra B. Cochran
President and Chief Executive Officer
Books A Million, Inc.
402 Industrial Lane
Birmingham, Alabama 35211

> **Re:** **Books A Million, Inc.**
> **Form 10-K fiscal year end January 28, 2006**
> **Filed April 14, 2006**
> **File No. 000-20664**

Dear Ms. Cochran:

We have completed our review on the above referenced filing and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief